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SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Soction

FEB 2 9 2008

Washington, DC

SEC FILE NUMBER
8- *5 1198*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING _01/01/07_ AND ENDING _12/31/07_
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Kildare Capital Inc._

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 E. Lancaster Avenue - Suite 540
                    (No. and Street)

Radnor   _PA_   _19087_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean M. Sweeney   _(610) 254.1701_
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow Doyle + Associates, LLP
       (Name – if individual, state last, first, middle name)

899 Cassatt Road-Suite 115   Berwyn   PA   19312
     (Address)   (City)   (S   (Zip Code)

PROCESSED

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Sean Sweeny_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Kildare Cap-tal_ , as of _Feb 25_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Linda M Lieberman 2.26.08
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KILDARE CAPITAL, INC.

(a wholly-owned subsidiary of
Kildare Financial Group, Inc.)

Financial Statements

December 31, 2007

Index

Supplementary Information



Carrow, Doyle & Associates, LLP
Certified Public Accountants & Management Consultants

Independent Auditors' Report

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (a California S corporation and wholly-owned subsidiary of Kildare Financial Group, Inc.) as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 27, 2008

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 430,410	
Deposit with clearing organization	602,283	
Due from clearing organization	95,961	
Due from parent	116,815	
Other receivable	2,400	
Securities owned, at fair value	5,124,933	
Employee advances	118,975	
Other assets	28,599	
Property and equipment, net	141,065	
Total assets		$ 6,661,441

Liabilities

Payable to clearing organization	$ 4,530,779	
Securities sold, not yet purchased, at fair value	544,687	
Accounts payable and accrued expenses	96,340	
Capital lease obligation	62,991	
Total liabilities		5,234,797

Stockholders' Equity

Preferred stock, Series A, 12%, $0.01 par value, 5,000,000 shares authorized; 1,000,000 shares outstanding	10,000	
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,000	
Additional paid-in capital	1,030,000	
Retained earnings	126,644	
		1,426,644
Total liabilities and stockholders' equity		$ 6,661,441

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Income
December 31, 2007

Revenues:		
Principal trading	$ 2,527,901	
Interest income	587,691	
Underwriting fees	1,892,694	
Other income	53,777	
Total revenue		5,062,063
Expenses:		
Commissions	2,343,719	
Management fees and expense reimbursements	672,931	
Insurance expense	128,587	
Interest expense	810,571	
Clearing expenses	69,100	
Marketing expense	21,646	
Office expenses	144,037	
Depreciation and amortization	26,492	
Professional fees	120,952	
Rent	123,919	
Travel and entertainment	86,910	
Regulatory fees and expenses	38,823	
Total expenses		4,587,687
Net income		$ 474,376

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.

(a wholly-owned subsidiary of Kildare Financial Group, Inc.)

Statement of Changes in Stockholders' Equity

December 31, 2007

| | Capital Stock | | | | | | |
| | Preferred | | Common | | Additional Paid-in Capital | Retained Earnings / (Accumulated Deficit) | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount			
Balance - January 1, 2007	2,500,000	$ 25,000	10,000,000	$ 260,000	$ 2,515,000	$ (89,612)	$ 2,710,388
Net income	-	-	-	-	-	474,376	474,376
Redemptions	(1,500,000)	(15,000)	-	-	(1,485,000)		(1,500,000)
Dividends paid	-	-	-	-	-	(258,120)	(258,120)
Balance - December 31, 2007	1,000,000	$ 10,000	10,000,000	$ 260,000	$ 1,030,000	$ 126,644	$ 1,426,644

The accompanying notes are an integral part of these statements.

- 4 -

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Cash Flows
December 31, 2007

Cash flows from operating activities:		
Net income	$	474,376
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		26,492
Changes in operating assets and liabilities:		
Deposit with clearing organization		1,894,605
Due from clearing organization		(60,536)
Due from parent		(115,640)
Other receivable		1,245
Securities owned, at fair value		16,629,871
Employee advances		(118,975)
Other assets		(13,045)
Payable to clearing organization		(16,307,989)
Securities sold, not yet purchased, at fair value		(391,497)
Accounts payable and accrued expenses		(246,124)
Net cash provided by operating activities		1,772,783
Cash flows from investing activities:		
Acquisition of property and equipment		(92,964)
Cash flows from financing activities:		
Preferred stock redemptions		(1,500,000)
Payments under capital lease obligation		(8,656)
Dividends paid		(258,120)
Net cash used in financing activities		(1,766,776)
Net decrease in cash		(86,957)
Cash at beginning of year		517,367
Cash at end of year	$	430,410
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest expense	$	810,571

The accompanying notes are an integral part of these statements.

NOTE 1 – Business Activity and Basis of Presentation

Kildare Capital, Inc. (the "Company"), a California S corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Kildare Financial Group, Inc. ("KFG"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 – Summary of Significant Accounting Policies

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are valued at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined by management.

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

The accompanying notes are an integral part of these statements.

NOTE 2 – <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Concentrations of Credit Risk</u> – At December 31, 2007, the Company is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Company's exposure to credit risk associated with the non-performance by its counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of any counterparty. Management does not believe it is exposed to significant risk for non-performance by its counterparties.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, securities, and deposits. Balances with the clearing broker are insured to their full amount. In addition to balances maintained with the clearing broker, the Company maintains accounts at commercial banks. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At times the Company may exceed these limits. Management does not believe it is exposed to any significant credit risks for its financial instruments.

<u>Fair Value of Financial Instruments</u> – The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

<u>Fixed Assets</u> – Fixed assets are recorded at cost. Depreciation and amortization is calculated using the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or their expected lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

<u>Income Taxes</u> – The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those and comparable state income tax provisions, the Company does not pay federal or state income taxes on its taxable income.

NOTE 3 – Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U. S. Government	$ -	$ 544,687
State and municipal obligations	5,124,933	-
	$ 5,124,933	$ 544,687

NOTE 4 – Receivable From and Payable to Clearing Organization

Amounts receivable from and payable to the Company's clearing organization at December 31, 2007 consist of the following:

	Receivable	Payable
Clearing deposit	$ 602,283	$ -
Trade commissions receivable	95,961	-
Securities purchased and sold, net	-	4,530,779
	$ 698,244	$ 4,530,779

The accompanying notes are an integral part of these statements.

- 8 -

NOTE 5 – Property and Equipment

Property and equipment at December 31, 2007 consists of the following:

Office equipment	$	60,603
Furniture and fixtures		94,435
Leasehold improvements		12,519
Total property and equipment		167,557
Less: accumulated depreciation and amortization		(26,492)
Net property and equipment	$	141,065

Depreciation and amortization expense incurred for the year ended December 31, 2007 was $26,492.

Furniture and fixtures includes assets acquired under a capital lease of $71,647. Accumulated amortization for those assets was $11,520 as of December 31, 2007.

NOTE 6 – Related Party Transactions

The Due from Parent balance of $116,815 represents amounts due from KFG at December 31, 2007.

NOTE 7 – Capital and Operating Leases

The Company has entered into an operating lease agreement for office space, commencing in February 2007. The lease term ends in July 2014.

The Company has a capital lease obligation for office furniture. The leased assets are included in furniture and fixtures.

Minimum future lease payments are as follows:

Year Ending December 31,		Operating Lease		Capital Lease
2008	$	106,721	$	18,168
2009		108,424		18,168
2010		110,127		18,168
2011		111,830		18,168
2012		113,533		4,542
Thereafter		184,214		
Total	$	734,849	$	77,214
Less: amounts representing interest				(14,223)
Net present value of capital lease obligation			$	62,991

NOTE 8 – Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 9 – Stockholders' Equity

The Company issued 2,500,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to it's parent, KFG. The Series A stock pays dividends at an annual rate of 12%.

KFG has the option to redeem the Series A stock after June 1, 2007, upon written notice. The Company's obligation to repurchase the Series A shares would be suspended if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

During 2007, KFG redeemed $1,500,000 of the Series A stock.

The Company has the right to call the Series A stock in full or partial amounts upon proper written notification. The Company may not repurchase shares if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

NOTE 10 – Financial Instruments With Off-Balance-Sheet Risk

The Company sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2007, at the current fair values of the related securities and will incur a loss if the fair value of the securities increases prior to the date of purchase.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 – Guaranty of Payment Agreement

The Company has a Guaranty of Payment Agreement (the "GOPA") with Drew Siok, John Carney, and W. Norris Jordan (the "Guarantors") with reference to the Series A investment made by KFG.

Under various independent contractor agreements between the Guarantors and the Company, the Guarantors operates a branch office utilizing the proceeds of the Series A investment. The Guarantors have entered into the GOPA with the Company to utilize the proceeds of the Series A investment for their trading strategies. Under the terms of the GOPA, the Guarantors have unconditionally and irrevocably agreed to pay interest on a monthly basis at the annual rate of 12% on the outstanding Series A investment and to repay the Company any losses incurred on the Series A investment due to their trading practices. The Guarantors paid the Company $234,400 in interest payments during the year ended December 31, 2007. Under the GOPA, the Guarantors have the right to discontinue use of the proceeds of the Series A investment at the end of each calendar quarter after May 26, 2006, at which time the GOPA shall automatically terminate.

NOTE 12 – Independent Contractor Agreements

The Company and various individuals (the "Contractors") have entered into Independent Contractor Agreements (the "Contractor Agreements"). Under the terms of these Contractor Agreements, the Company and the Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain of the Company's operating funds (see Note 11) for securities trading purposes. Each individual Contractor Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractor, such as length of term, duties of the parties, trading funds limitations, compensation and additional covenants.

NOTE 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $675,146, which was $575,146 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.24 to 1.

Independent Auditors' Report on Supplementary
Information Required by Rule 17a-5 of the Securities and
Exchange Commission

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to rule 15c3-3 are omitted because the Company is exempt under rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 27, 2008

- 13 -

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL

Total Stockholders' Equity		$	1,426,644
Deduct Non-Allowable Assets:			
Property and equipment	141,065		
Due from parent	116,815		
Other receivable	2,400		
Employee advances	118,975		
Other assets	28,599		
Total non-allowable assets			407,854
Net capital before haircuts on security positions			1,018,790
Deduct Haircuts on Security Positions:			
U.S. government obligations	32,698		
State and municipal government obligations	307,746		
Other securities	3,200		
			343,644
Net capital		$	675,146
Minimum capital required per 15c3-1(A)(1)		$	100,000
Aggregate indebtedness		$	159,331
Ratio of aggregate indebtedness to net capital			0.24 to 1

RECONCILIATION WITH THE CORPORATION'S COMPUTATION

Net Capital, As Reported in Corporation's Part IIA (Unaudited) FOCUS Report	$	773,519	
Net Audit Adjustments to Haircuts on Securities		12,003	
Net Audit Adjustments		(110,376)	
Net capital, as adjusted		$	675,146
Net capital per above			675,146
Difference			-

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in control activities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 27, 2008.

We identified and proposed material adjusting journal entries to the Company's financial statements. These adjusting entries were recorded by the Company. Identification by the auditor of a material misstatement in financial statements that was not initially identified by the Company's internal control indicates that a material weakness in internal control over financial reporting exists. The adjustments resulted from a failure to perform timely reconciliations of certain general ledger accounts and the lack of sufficient expertise in selecting and applying accounting principles for non-routine transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 27, 2008

END